SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the months of  April/May 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.	Safe Harbour Statement
2.	Treasury Stock
3.	Director/PDMR Shareholding
4.	Annual Financial Report
5.	Total Voting Rights
6.	Interim Management Statement
7.	Treasury Stock
8.	Annual Information Update
9.	Blocklisting Interim Review
10.	Total Voting Rights

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

8 April 2010

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 1 April 2010 it transferred for nil consideration 58,633 of its own ordinary shares out of its Treasury account to certain group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfers on 7 April 2010.

Following the transfer, the Company holds 3,464,308 shares in Treasury and has 880,734,927 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 3

TOMKINS PLC

9 April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Awards of shares under the Tomkins 2006 Performance Share Plan
Tomkins plc (the "Company") hereby gives notice of the following maximum increases in the interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility, following the grant in London on 3 March 2010 of share awards under the Tomkins 2006 Performance Share Plan (the "Plan"):-
Denise Burton - 48,192 (maximum number of ordinary shares of 9 US cents each);
David J. Carroll - 160,642 (maximum number of ordinary shares of 9 US cents each);
James Nicol - 1,285,140 (maximum number of ordinary shares of 9 US cents each);
Terry O'Halloran - 321,285 (maximum number of ordinary shares of 9 US cents each);
George Pappayliou - 160,642 (maximum number of ordinary shares of 9 US cents each);
Alan Power - 321,285 (maximum number of ordinary shares of 9 US cents each);
Mildred Woryk - 80,321 (maximum number of ordinary shares of 9 US cents each);
John Zimmerman - 385,542 (maximum number of ordinary shares of 9 US cents each).
The number of shares awarded is the maximum number of shares which may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the date of grant. The number of shares vesting will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant. In order to receive the maximum value of award on vest, total shareholder return of 60% or more needs to be achieved over the three year vesting period. Due to the nature of the performance criteria we are unable to confirm the share price required to achieve the maximum award.
At date of award, the Company's share price was 207.50 pence per share and the Company releases this announcement following receipt of independent verification of elements of the award calculations, as required under the Plan rules.
This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)
Tomkins plc
+44 (0)20 8871 4544

END

Exhibit 4

Tomkins plc
East Putney House
84 Upper Richmond Road
London SW15 2ST
www.tomkins.co.uk

Press Release

London, Thursday 15 April 2010

2009 Annual Financial Report
Notice of the 2010 Annual General Meeting

Dissemination of information

Tomkins plc ('the Company') has today published on its website,
www.tomkins.co.uk
, its Annual Financial Report for the year ended 2 January 2010 ('the 2009 Annual Report'), together with the Notice of the Company's 2010 Annual General Meeting that will be held on 1 June 2010.  These documents have been submitted to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Also today, hard copies of these documents have been sent to those shareholders who have elected to continue to receive paper communications.

2009 Preliminary Results Announcement

On 1 March 2010, the Company published its 2009 Preliminary Results Announcement which contained a management commentary and financial information in relation to the Company and its subsidiaries ('the Group') for the financial year ended 2 January 2010 that complied with the requirements of an Interim Management Report, together with a description of the principal risks and uncertainties that the Group faces. As required by the Disclosure and Transparency Rules of the UK Listing Authority in relation to an Annual Results Release, this announcement contains additional information that is extracted from the 2009 Annual Report.

Directors' responsibility statement

Each of the Directors of the Company as at 26 February 2010, the date of approval of the 2009 Annual Report, confirmed to the best of his knowledge that:

·
the Group's financial statements have been prepared in accordance with International Financial Reporting Standards and give a true and fair view of the Group's assets, liabilities and financial position as at 2 January 2010 and of its loss for the financial year then ended; and

·
the Directors' Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that the Group faces.

Related party transactions

The Directors confirm that to the best of their knowledge, there were no related party transactions or changes in related party transactions that materially affected the Group's results or financial position during the financial year ended 2 January 2010.

Details of related party transactions can be found in note 46 to the Group's consolidated financial statements on pages 132 to 134 of the 2009 Annual Report.

Corporate social responsibility

A summary of our progress and performance during 2009 in relation to corporate social responsibility is set out on pages 38 and 39 of the 2009 Annual Report, describing our continued progress in four key areas, namely, corporate governance, our workplace, our global footprint and our marketplace.  We have again this year published a separate, in-depth, Corporate Social Responsibility Report, which is now available for download from the Company's website.

Enquiries
Investors:                                                                                              Media:
Sarah Thompson                                                                                Rollo Head / Robin Walker
Tomkins Corporate Communications                                            Finsbury
Tel +44 (0) 20 8877 5163                                                                  Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk
rollo.head@finsbury.com

Exhibit 5

30 April 2010

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,290,235 Ordinary shares with voting rights. The Company holds 3,464,308 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 880,825,927.

The above figure (880,825,927) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 6

London, Thursday 6 May 2010

Interim Management Statement

Tomkins, the global engineering and manufacturing group, sets out below its Interim Management Statement covering the period from 3 January 2010 to 5 May 2010, and provides an update on the outlook for its end markets for 2010.

Key Highlights

·
Greater than anticipated volumes across our industrial and automotive businesses, principally due to underlying demand rather than restocking.
·
Continued weakness in the North American construction markets.
·
Continued improvement in the Group's adjusted operating margin driven by both higher volumes and benefits from restructuring initiatives, with the Group as a whole achieving a double-digit margin in the first quarter of 2010.
·
First half of 2010 is expected to remain strong, but continued momentum in the second half is uncertain.

James Nicol, Chief Executive Officer, commented:

"The Group continued to show encouraging improvement in both sales and adjusted operating profit in the first quarter compared to the fourth quarter of 2009.  Increased volumes were driven by greater than anticipated demand throughout our global industrial and automotive end markets, as well as some restocking.  These higher volumes, coupled with the benefits from our restructuring initiatives, have resulted in further margin increases with the Group as a whole delivering a double-digit margin in the first quarter of 2010. We have also continued to invest in future growth, acquiring Koch Filter as a bolt-on to Air Distribution and recently completing the acquisition of TransHose as a small bolt-on to Fluid Power.  TransHose is a hydraulic hose supplier and service provider to the oil, gas and mining industries in Australia."

Trading Update

Industrial and Automotive
Power Transmission
Power Transmission sales in the first quarter compared with the previous quarter were up in line with the markets.  Sales to the industrial original equipment and replacement markets strengthened, with end market volumes up more than anticipated compared with the fourth quarter of 2009. Demand in the automotive original equipment markets in the first quarter of 2010 was also strong, and sales increased in line with the market.  Our global automotive aftermarket continued to perform well.
Power Transmission's adjusted operating margin, which was 13.6% in the second half of 2009, improved further, driven by higher volumes and benefits from restructuring initiatives.
Fluid Power
Fluid Power benefited from higher than anticipated volumes in its industrial end markets, which grew strongly compared with the fourth quarter of 2009, particularly in North America, South America and India.
These higher volumes, coupled with the increasing benefits from restructuring initiatives, resulted in Fluid Power returning to profitability and generating a high single-digit adjusted operating margin.
In April, we acquired TransHose, a small hydraulic hose supplier and service provider to the Australian oil, gas and mining industries.  This acquisition, together with Gates' existing offering, allows us to provide a one-stop solution for all our customers' hydraulic service and component needs.
Sensors & Valves
Sensors & Valves, which sells predominantly to the North American automotive original equipment market, also performed well in the quarter, with sales up in line with the market compared to the previous quarter. The adjusted operating margin improved further, reaching high single digits, driven by the higher volumes and good expense management.
Other I&A
Sales to the industrial original equipment markets strengthened both at Dexter and Ideal, driven by improving business conditions and recovering recreational vehicle and utility trailer markets.
The adjusted operating margin, which was 7.4% in the second half of 2009, benefited from increased volumes and the restructuring initiatives completed last year, and reached double digits.

Building Products
Air Distribution
Sales within our Air Distribution segment declined compared to the first quarter of 2009, due to the combined impact of a declining non-residential construction market and a weak residential construction market.  Its adjusted operating margin, which was high single digits in the second half of 2009, declined slightly as the benefits from restructuring initiatives helped to mitigate some of the impact of volume declines.
As previously announced, on 26 February 2010 we acquired Koch Filter, a leading manufacturer of air filters for the non-residential filtration market with annual sales of approximately $40 million.  Koch Filter builds on the Group's filtration capabilities and green product strategy within the non-residential construction market.
Bathware
Sales declined compared to the first quarter of 2009 as a result of continued weakness in the construction markets.  The loss generated from the sales decline was reduced to some extent by the restructuring initiatives.

Financial Position

There was no material change in the financial position of the Group during the period.  As at 3 April 2010, the Group's net assets were $1,752.3 million (4 April 2009: $1,620.5 million, 2 January 2010: $1,678.0 million).  Net debt as at 3 April 2010 was $325.3 million, up $117.8 million since 2 January 2010 due to normal seasonal cash flow.

The Group's financing position is strong, with committed borrowing facilities and bonds in issue amounting to $1,223.9 million.  As at 3 April 2010 the Group had committed borrowing headroom of $589.3 million, in addition to cash and cash equivalents of $306.2 million.

Outlook

The majority of our end markets have stabilised or begun to recover and several appear to be demonstrating some sustainable improvement, but the strength and durability of any recovery remains uncertain.  We have increased our expectations for a number of end markets such as North American industrial, automotive aftermarket and automotive original equipment markets.    However, the non-residential construction market is expected to continue to weaken, with little improvement anticipated in residential construction markets.  During the first quarter of 2010 there were limited increases in our raw materials prices.  We continue to monitor raw material prices and will take mitigating action where possible to limit the negative impact of any significant price rises on our margins.
End Market Outlook for 2010
Set out below are our current expectations for our end markets for 2010 compared with 2009.  The share of each segment's sales is based on sales of ongoing segments for the year ended 2 January 2010, where these are significant.

Industrial
(23.2% of Power Transmission sales, 76.9% of Fluid Power sales, 64.2% of Other I&A sales)
North America	Europe	Rest of World
North American industrial markets are expected to recover, assisted by some restocking. Growth rates of 10-12% are expected in both the industrial original equipment and replacement markets.	Industrial original equipment activity in Europe is expected to grow by 3-5%, with industrial replacement growing by 10-12%.	Industrial activity across the remainder of Tomkins' geographical markets is expected to grow by 15-17%.
Automotive aftermarket
(37.5% of Power Transmission sales, 22.9% of Fluid Power sales, 20.7% of Sensors & Valves sales, 18.6% of Other I&A sales)
The automotive aftermarket in North America and Europe is expected to grow by 3-5%, broadly in line with GDP growth. In Asia, the aftermarket is expected to grow by 15-20%.
Automotive OE
(39.3% of Power Transmission sales, 74.5% of Sensors & Valves sales)
The global automotive OE market is expected to grow by 10-12%, to around 63 million units.
North America	Europe	Rest of World
North American automotive OE production is expected to grow from 8.6 million units to 11.0 - 11.5 million units in 2010.	European automotive OE production is expected to remain flat at around16.5 million units in 2010.	The Group's other major geographical markets are expected to grow by 10-12% in 2010.
Non-residential construction
(72.3% of Air Distribution sales, 36.7% of Bathware sales)
US non-residential construction is expected to decline by around 15% on both a square foot basis and a value basis.
Residential construction
(27.7% of Air Distribution sales, 63.3% of Bathware sales)
US residential construction is expected to improve, with housing starts expected to reach around 625,000 units in 2010. In the first half of 2010, housing starts are expected to be broadly flat, with an improvement in the second half of the year.

Other markets include manufactured housing and recreational vehicles and in total account for 14.8% of Other I&A's sales.

Notes to Editors

Tomkins is a global engineering and manufacturing group with market and technical leadership across two business groups: Industrial and Automotive and Building Products.  Tomkins plc's ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.

Enquiries

Investors:                                                                                              Media:
Sarah Thompson                                                                                Rollo Head / Clare Hunt
Tomkins Corporate Communications                                            Finsbury
Tel +44 (0) 20 8877 5163                                                                  Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk

rollo.head@finsbury.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements are identified by the words “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for 2010, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group’s operations include, but are not limited to, those described in the Company’s Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit 7

11 May 2010

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that between 4 May 2010 and 7 May 2010 it transferred for nil consideration 533,018 of its own ordinary shares out of its Treasury account to certain group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfers on 11 May 2010.

Following the transfer, the Company holds 2,931,290 shares in Treasury and has 881,358,945 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 8

Tomkins plc (the "Company")
Annual Information Update for the 12 months up to 14 May 2010
This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein.  The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1.            Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months.  Copies of these announcements can be viewed at the London Stock Exchange's website at
http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/

under code TOMK and at the Company's website at
http://www.tomkins.co.uk/tomk/media/rns/

Date of Publication           Regulatory Headline
11-May-10                          Treasury Stock
06-May-10                          Interim Management Statement
30-Apr-10                            Total Voting Rights
15-Apr-10                            Annual Financial Report
09-Apr-10                            Director/PDMR Shareholding
08-Apr-10                            Treasury Stock
31-Mar-10                           Total Voting Rights
23-Mar-10                           Director/PDMR Shareholding
19-Mar-10                           Treasury Stock
01-Mar-10                           Preliminary results
26-Feb-10                            Total Voting Rights
26-Feb-10                            Treasury Stock
09-Feb-10                            Holding(s) in Company
29-Jan-10                             Total Voting Rights
21-Jan-10                             Treasury Stock
08-Jan-10                             Holding(s) in Company
31-Dec-09                            Total Voting Rights
08-Dec-09                            Holding(s) in Company
24-Nov-09                           Director/PDMR Shareholding
20-Nov-09                           Holding(s) in Company
05-Nov-09                           Interim Management Statement
03-Nov-09                           Directorate Change
30-Oct-09                            Total Voting Rights
16-Oct-09                            Treasury Stock
15-Oct-09                            Holding(s) in Company
30-Sep-09                            Total Voting Rights
25-Sep-09                            Capital Markets Day
24-Sep-09                            Treasury Stock
07-Sep-09                            Treasury Stock
28-Aug-09                           Total Voting Rights
28-Aug-09                           Director/PDMR Shareholding
18-Aug-09                           Treasury Stock
17-Aug-09                           Director/PDMR Shareholding
13-Aug-09                           Half Yearly Report
31-Jul-09                              Total Voting Rights
27-Jul-09                              Treasury Stock
02-Jul-09                              Holding(s) in Company
30-Jun-09                            Total Voting Rights
12-Jun-09                            Director/PDMR Shareholding
02-Jun-09                            Result of AGM
21-May-09                          Annual Information Update

2.     Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months.  Copies of these documents may be obtained from Companies House:
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ
email: enquiries@companies-house.gov.uk
or, if you are a registered user, through Companies House Direct at
http://www.direct.companieshouse.gov.uk

Date of Filing	Document Type	Brief Description
21-Dec-09	SH07	Statement of Capital
1-Dec-09	AR01	Annual Return
26-Nov-09	CH01	Director's Particulars
26-Nov-09	CH01	Director's Particulars
26-Nov-09	CH01	Director's Particulars
18-Nov-09	TM01	Directorate Change
29-Oct-09	AD03	Register of Members moved to SAIL Address
29-Oct-09	AD02	SAIL Address Created
14-Jul-09	Accounts	Group Accounts made up to 3 January 2009
16-Jun-209	Resolutions	Resolutions passed at AGM

3.      Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months.  These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.  Copies of these documents are also available on request from the Company's registered office at East Putney House, 84 Upper Richmond Road, London, SW15 2ST.

Date of Publication	Document
15-Apr-10	Annual report for the year ended 2 January 2010
2-Jun-09	Resolutions passed at AGM

4.      Documents filed with the U.S. Securities and Exchange Commission

The following documents have been filed by the Company with the U.S. Securities and Exchange Commission during the previous 12 months. These documents can be viewed at the U.S. Securities Exchange Commission's website at
http://www.sec.gov/edgar/searchedgar/companysearch.html

under ticker symbol TKS.

Date of Filing	Document Type	Brief Description
15-Apr-10	20-F	Annual Report
6-Apr-10	6-K	Batched UK Regulatory Announcements
2-Mar-10	6-K	Preliminary Results
1-Feb-10	6-K	Batched UK Regulatory Announcements
2-Dec-09	6-K	Batched UK Regulatory Announcements
2-Oct-09	6-K	Batched UK Regulatory Announcements
13-Aug-09	6-K	Interim Results
4-Aug-09	6-K	Batched UK Regulatory Announcements
3-Jun-09	6-K	Batched UK Regulatory Announcements

A copy of this annual information update is available on request from the Company's registered office at:
East Putney House
84 Upper Richmond Road
London
SW15 2ST

For further information, please contact Denise Burton, Company Secretary. Telephone no. +44 (0)20 8871 4544

Exhibit 9

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
28 May 2010

Name of applicant :		Tomkins plc
Name of scheme:		Executive Share Option Schemes (Unapproved)
Period of return:	From:	30 November 2009	To:	28 May 2010
Balance of unallotted securities under scheme(s) from previous return:		11,779,753
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		219,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,560,753

Name of contact:	Denise Burton
Telephone number of contact:	020 8871 4544

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
28 May 2010

Name of applicant :		Tomkins plc
Name of scheme:		Executive Share Option Schemes (Approved)
Period of return:	From:	30 November 2009	To:	28 May 2010
Balance of unallotted securities under scheme(s) from previous return:		4,121,367
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,121,367

Name of contact:	Denise Burton
Telephone number of contact:	020 8871 4544

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
28 May 2010

Name of applicant :		Tomkins plc
Name of scheme:		Sharesave Schemes (Approved)
Period of return:	From:	30 November 2009	To:	28 May 2010
Balance of unallotted securities under scheme(s) from previous return:		302,663
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,463
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		300,200

Name of contact:	Denise Burton
Telephone number of contact:	020 8871 4544

Exhibit 10

28 May 2010

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,328,235 Ordinary shares with voting rights. The Company holds 2,931,290 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,396,945.

The above figure (881,396,945) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  01 June 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary